Brian K. Shore Corporate Secretary The Williams Companies, Inc. One Williams Center, Suite 4700 Tulsa, Oklahoma 74172
August 15, 2005
Mr. Anthony Watson
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Re:	Transcontinental Gas Pipe Line Corporation Form 8-K filed August 8, 2005, File No. 1-7584 Letter dated August 9, 2005
Dear Mr. Watson:
     I am writing in response to your letter, referenced above, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) related to the filing on Form 8-K of Transcontinental Gas Pipe Line Corporation (the “Company”) on August 8, 2005 (the “8-K”). For your convenience, we have reproduced below the full text of each of the Staff’s comments (set forth in bold text) together with our responses.
     In addition, we acknowledge the Staff’s comment that we are responsible for the accuracy and adequacy of the disclosures made. We formally acknowledge that:
     The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company acknowledges that the Staff comments or changes made in response to Staff comments in proposed disclosure in its filings do not foreclose the SEC from taking any action with respect to the filings. The Company also represents that Staff comments may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     1. Please amend your report to include the specific nature of the error in the third party actuarial computation. Your current disclosure is silent in this regard.
     RESPONSE: We have amended our disclosure in the 8-K to include additional information concerning the specific nature of the error.
     2. Please amend your report to disclose the nature of the prior period adjustments for which you intend to restate your financial statements and the amounts for the specific periods involved.

Mr. Anthony Watson
August 15, 2005

     RESPONSE: We have amended our disclosure in the 8-K to include additional information regarding the prior period adjustments that will be made in our restated financial statements.
     3. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-Q for the period ended March 31, 2005 in light of the errors you have disclosed. Additionally, tell us what effect the errors had on your evaluation of disclosure controls and procedures as of your fiscal year end 2004.
     RESPONSE: We have amended our disclosure in the 8-K to include additional information regarding the Company’s disclosure controls and procedures and will amend the relevant periodic filings.
     Please contact me at (918) 573-4201 with any further questions or comments.
Sincerely,
/s/ Brian K. Shore
Brian K. Shore